Heritage Insurance Holdings, LLC

2600 McCormick Drive, Suite 300

Clearwater, Florida 33759

May 20, 2014

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Re:	Heritage Insurance Holdings, LLC
Registration Statement on Form S-1
Filed April 21, 2014
File Number 333-195409

Dear Mr. Riedler:

Heritage Insurance Holdings, LLC, a Delaware limited liability company (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-195409, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Thursday, May 22, 2014 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

US Securities and Exchange Commission

May 20, 2014

Please contact Karen A. Weber of Winston & Strawn LLP, special counsel to the Company, at (312) 558-1794, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

HERITAGE INSURANCE HOLDINGS, LLC

By:	/s/ Bruce Lucas
Name:	Bruce Lucas
Title:	Chairman and Chief Executive Officer